

Mail Stop 7010

March 25, 2008

<u>via U.S. mail and facsimile</u>

William P. Horigan
Chief Executive Officer and Chairman of the Board
Human Pheromone Sciences, Inc.
84 W Santa Clara Street, Suite 720
San Jose, California 95113

   RE: Human Pheromone Sciences, Inc.
      Form 10-KSB for the Fiscal Year Ended December 31, 2006
      Filed March 29, 2007
      Forms 10-QSB for the Fiscal Quarters Ended March 31, 2007, June 30, 2007
      and September 30, 2007
      File No. 0-23544

Dear Mr. Horigan:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355.

          Sincerely,

          Terence O'Brien
          Accounting Branch Chief